EXHIBIT 99.1

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES.

LPT Capital Ltd.	Lincoln Gold Corp.
1383 Marinaside Crescent, Suite 805	350 – 885 Dunsmuir Street
Vancouver, British Columbia	Vancouver, British Columbia
V6Z 2W9	V6C 1N5
Tel: (604) 720-0099	Tel: (604) 688-7377

JOINT NEWS RELEASE

LPT Capital Ltd. and Lincoln Gold Corporation Announce Agreement

VANCOUVER, BRITISH COLUMBIA – October 10, 2008 – LPT Capital Ltd. ("LPT") (TSX-V: LPC.P), a capital pool company as defined under Policy 2.4 of the TSX Venture Exchange (the "TSX-V"), and Lincoln Gold Corp. ("Lincoln") (OTCBB: LGCPF) are pleased to announce that they have entered into an agreement dated October 7, 2008 (the "Letter Agreement") for the arm's length acquisition by LPT of 100% of the common shares of Lincoln or other business combination of the parties (the “Transaction”). The Transaction is intended to be LPT’s "Qualifying Transaction" under TSX-V Policy 2.4.

Lincoln is a Canada Business Corporations Act corporation and is a registrant in the USA under the United States Securities and Exchange Act of 1934 and a reporting issuer in BC.

Lincoln has been involved in the acquisition and exploration of mineral properties since 2004. Lincoln’s current operations involve two gold properties in Nevada, USA, namely the Pine Grove property and the Hannah property, and the La Bufa property in Chihuahua, Mexico. As at the date of the Letter Agreement, Lincoln holds an option to acquire an undivided 100% interest in the Nevada properties and an option to acquire a 60% interest in the La Bufa property, in each case subject to existing production royalties. Approximately $2,100,000 in exploration expenditures have been incurred by Lincoln on the Pine Grove property and the La Bufa property.

Pine Grove is an advanced-stage gold property. This historic underground producer is located approximately 20 miles south of the copper mining town of Yerington, Nevada, USA. Past production is estimated at 240,000 ozs gold. In the early 1990’s, Teck Resources drilled nearly 200 holes in the district and identified gold mineralization on the property. In 2007, Lincoln consolidated the district with two leases and 192 company-owned claims comprising six square miles. Lincoln is approaching preparation of a pre-feasibility study. The thickest and highest grade portion of the deposit is near-surface.

La Bufa is an early-stage gold-silver exploration property located in the Sierra Madre at the small mining town of Guadalupe y Calvo, Chihuahua State, Mexico. Minera Lincoln de Mexico, a subsidiary of Lincoln, controls approximately 2,300 hectares of land that surrounds the historic Rosario mine which is presently being explored by Gammon Gold. The Rosario mine produced an estimated 2 million ozs gold and 28 million ozs silver from underground operations. The productive quartz veins extend onto Lincoln’s property and warrant systematic exploration. Two core drilling campaigns have been completed at La Bufa. Both drilling programs encountered gold/silver mineralization that warrants further exploration.

In accordance with National Instrument 43-101 (“NI 43-101”), Lincoln has filed on SEDAR (www.sedar.com) a “Revised Technical Report on the Pine Grove Project, Lyon County Nevada” dated September 28, 2007 (revised December 4, 2007) and a “Technical Report on the La Bufa Property, Guadalupe y Calvo, Chihuahua State, Mexico” dated October 19, 2007.

According to unaudited financial statements for the six months ended June 30, 2008 prepared by Lincoln’s management, Lincoln had no revenues, exploration expenses of $1,122,931, administrative expenses of $154,580 and other net expenses of $57,646, resulting in a net loss of $1,335,157. As at June 30, 2008, Lincoln had a working capital deficiency of $1,799,642, total assets of $83,812, shareholders’ deficit of $1,767,120 and total liabilities of $1,850,932, all of which were current liabilities. Lincoln intends to convert more than half of its debt to common shares of Lincoln in accordance with the Debt Conversion described below. More information on Lincoln can be obtained on SEDAR.

Pursuant to the Letter Agreement, prior to the closing of the Transaction (the “Closing”), LPT will consolidate its issued and outstanding common shares (the “LPT Shares”), including the shares currently held in escrow (the “Escrow Shares”), on the basis of one and a half old LPT Shares to one new LPT Share (the “Consolidation”) and appropriately adjust all outstanding agent’s options of LPT to reflect the Consolidation. Lincoln will use all commercially reasonable efforts to convert at least $1,088,818.53 of its outstanding debt ($1,923,583 as at August 29, 2008) into common shares of Lincoln (the “Debt Conversion”) prior to the Closing.

LPT will issue to Lincoln’s shareholders 23,000,000 LPT Shares on a post-Consolidation basis in exchange for all of the issued and outstanding shares of Lincoln. Upon Closing, the outstanding warrants of Lincoln will be converted into warrants of LPT on a post-Consolidation basis at the same ratio as implied by the issuance of LPT Shares in exchange for the issued and outstanding common shares of Lincoln. As a condition of the Closing, LPT will pay a finder’s fee to Baron Global Financial Canada Ltd. of up to 1,258,333 LPT Shares (the “Finder’s Fee Shares”) on a post-Consolidation basis, subject to TSX-V approval. The proposed business combination with Lincoln, when completed, is intended to enable LPT to qualify as a Tier 2 Issuer on the TSX-V.

Concurrent with the Closing, LPT intends to complete an equity financing (the “Concurrent Financing”) to raise up to $3,000,000. The securities contemplated to be issued in the Concurrent Financing have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws, and the securities may not be offered or sold in the United States absent registration or an applicable exemption from such registration. This press release does not constitute an offer of securities.

LPT has advanced $25,000 to Lincoln and will, subject to TSX-V approval, advance a further $75,000 upon receipt of TSX-V approval (collectively, the “Advances”). The Advances are non-interest bearing and are refundable to LPT only in the following circumstances:

(a)

if a written notice is sent by LPT to Lincoln advising that the Transaction will not proceed as a result of the due diligence investigations conducted by LPT having determined in good faith that there is a fundamental flaw in Lincoln's rights in its properties; or

(b)

if the Transaction does not complete in the time and in the manner contemplated in the Letter Agreement and the definitive agreement, unless such failure to complete is the result of a breach by LPT of any of its obligations thereunder.

The Letter Agreement will be superseded by a definitive agreement to be negotiated between the parties. The parties have agreed to use their commercially reasonable efforts to complete the proposed Transaction by February 15, 2009, the completion of which is subject to certain conditions, including board approval and shareholders’ approval (if necessary) of the Transaction to be obtained by both LPT and Lincoln; completion of due diligence by the parties; all applicable regulatory approvals with respect to the Transaction having been obtained; the signing of the definitive agreement; payment of the Advances to Lincoln; completion of the transfer of the Escrow Shares to persons designated by Lincoln; completion of the Debt Conversion; cancellation of LPT’s then outstanding stock options except for outstanding agent’s options; cancellation of Lincoln’s then outstanding stock options; completion of the Consolidation;

completion of the Concurrent Financing raising up to $3 million in gross proceeds and such other closing conditions as may be specified in the definitive agreement.

Pursuant to the Letter Agreement, effective at the Closing, the board of directors of LPT will be restructured so that on completion of the Transaction, the board of directors of LPT shall consist of four directors, three of whom shall be designated by Lincoln and one of whom shall be designated by LPT. The directors and senior management team of LPT upon the Closing will include the following:

Paul Saxton - Director, President and Chief Executive Officer
Herrick Lau - Chief Financial Officer
Jeffrey L. Wilson - Vice President, Exploration
Marc S. LeBlanc – Director
Andrew F.B. Milligan – Director
Philip J. Walsh - Director

Their backgrounds are as follows:

Paul Saxton
Paul Saxton is the current President, CEO and a director of Lincoln and has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent, President and CEO of numerous Canadian mining companies. He also holds an MBA from the University of Western Ontario.

Herrick Lau
Herrick Lau is the Vice President, Corporate Finance, of Baron Global Financial Canada Ltd. with prior experience as CFO of various listed companies and 14 years of experience in the investment banking industry. He is also a Chartered Financial Analyst (CFA) charter holder and has a BBA and a MA in Finance, both from Simon Fraser University.

Jeffrey L. Wilson
Jeff Wilson is the current Vice President, Exploration, and COO for Lincoln. He has 30 years of professional exploration experience in the United States, Mexico and Central America with emphasis on gold and has a MSc. in Geology from the University of Southern California.

Marc S. LeBlanc
Marc S. LeBlanc is a director of Lincoln and is VP Corporate Development & Corporate Secretary of Mercator Minerals Ltd., a mining company listed on the TSX. Mr. LeBlanc holds a Bachelor of Arts Degree from Simon Fraser University and an Associates Degree in Legal Studies from Capilano College. He is and has been a director or officer of a number of public mining and industrial companies.

Andrew F.B. Milligan
Andrew Milligan is the Chairman and a director of Lincoln and has been a business executive who has concentrated on mining ventures over the past 25 years. From 1984 to 1986 he was President and Chief Executive Officer of Glamis Gold Ltd. In November 1986 he was appointed President and Chief Executive Officer of Cornucopia Resources Ltd. In 1998 and 1999 Cornucopia disposed of its gold mining interests and subsequently merged with three other companies to form Quest Investment Corporation. He is currently a director of several mining companies trading on both the American Stock Exchange and the TSX-V.

Philip J. Walsh
Philip J. Walsh is a director of LPT and its President and Chief Executive Officer. He is a Chartered Accountant and is the President and sole owner of Taff Management Corp. which provides consulting, management and advisory services to junior public and private corporations. Mr. Walsh has also served as a director or officer of several other public companies.

All scientific and technical information contained in this news release pertaining to Lincoln’s properties has been reviewed and approved by Jeffrey L. Wilson, the Vice-President, Exploration of Lincoln and a “qualified person” within the meaning of NI 43-101.

A sponsor has not been retained, and LPT plans to seek an exemption from sponsorship pursuant to section 3.4 of TSX-V Policy 2.2.

Completion of the proposed Transaction is subject to a number of conditions, including but not limited to, TSX-V acceptance and if applicable pursuant to TSX-V Requirements, majority of the minority shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

The TSX-V has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this press release.

Trading of the common shares of LPT has been halted in connection with the dissemination of this press release, and will recommence at such time as the TSX-V may determine, having regard to the completion of certain requirements pursuant to TSX-V Policy 2.4.

On behalf of LPT Capital Ltd.	On behalf of Lincoln Gold Corp.

“PHILIP J. WALSH”	“PAUL SAXTON”

Philip J. Walsh	Paul Saxton
President & CEO	President & CEO

Forward-Looking Statements: This press release contains forward-looking statements about LPT Capital Ltd. and Lincoln Gold Corporation their respective businesses and future plans, including the planned Transaction, Concurrent Financing and proposed business. Forward-looking statements are statements that are not historical facts and include: the nature of the Transaction, deemed value of securities anticipated to be issued to Lincoln shareholders, proceeds of the proposed Concurrent Financing, available exemptions for sponsorships and timing of the proposed Transaction. The forward-looking statements in this press release are subject to various risks, uncertainties and other factors that could cause post-Transaction actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. These risks, uncertainties and other factors include, without limitation, uncertainty post-Transaction as to LPT’s and Lincoln’s abilities to achieve the goals and satisfy the assumptions of management; uncertainties as to the availability and cost of financing; the risk that development projects will not be completed successfully or in a timely manner; general economic factors and other factors that may be beyond the control of the parties. Forward-looking statements are based on the beliefs, opinions and expectations of the management of LPT and Lincoln, at the time they are made, and LPT and Lincoln do not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Technical Disclosure: The technical reports described in this press release refer to the term “inferred resources”. Lincoln advises that while this term is recognized and required by NI 43-101, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under

Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable."